UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to ____________
Commission file number 001-12647
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
c/o Oriental Bank and Trust
997 San Roberto Street,
Oriental Center 10th Floor
Professional Office Park
San Juan, Puerto Rico 00926
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORIENTAL FINANCIAL GROUP INC.
997 San Roberto Street,
Oriental Center 10th Floor
Professional Office Park
San Juan, Puerto Rico 00926

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Participants and the 1165(e) Retirement Plan Committee
Oriental Financial Group, Inc. CODA Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Oriental Financial Group, Inc. CODA Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2010 and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 that accompanies the Plan’s financial statements does not disclose the historical cost of nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
/s/ KPMG LLP
San Juan, Puerto Rico
June 29, 2011
Stamp No. 10040 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Cash and investments:
Cash	$1,611	$1,720
Investments:
Money market instruments	87,542	88,660
Common stock	3,284,061	2,684,527
Insurance Company Investment Contracts:
Pooled separate accounts	3,212,583	2,634,200
Stable value fund	1,558,616	1,454,264

Total cash and investments	8,144,413	6,863,371

Receivables:
Participants’ contributions	48,321	43,244
Employer’s contributions	5,668	5,602
Dividends receivable	13,147	9,943
Other	1,098	5,308

Total receivables	68,234	64,097

Total assets	$8,212,647	$6,927,468

Liabilities:
Other liabilities	$22,545	$10,735

Total liabilities	22,545	10,735

Net assets available for benefits	$8,190,102	$6,916,733

See accompanying notes to financial statements.

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$761,966
Dividends	42,598
Interest and other	43,293

Total investment income	847,857

Contributions:
Participants	682,914
Employer	190,249

Total contributions	873,163

Total additions	1,721,020

Deductions from net assets attributed to:

Benefits and withdrawals	423,239
Administrative fees	24,412

Total deductions	447,651

Net increase	1,273,369

Net assets available for benefits at beginning of year	6,916,733

Net assets available for benefits at end of year	$8,190,102

See accompanying notes to financial statements.

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010 AND 2009
(1)	Description of the Plan

The following description of Oriental Financial Group, Inc. CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank and Trust (the “Bank”) for the benefit of its employees and those of its affiliated companies, who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PRIRC”). It contains a cash or deferred arrangement qualifying under Section 1165(e) of the PRIRC and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2011, the Plan is intended to be a qualified plan pursuant to Sections 1081.01(a) and (d) of the Internal Revenue Code for a New Puerto Rico, Act No.1 of January 31, 2011 (the “IRCPR”). The Employer intends to amend the Plan in compliance with the provisions of Sections 1081.01(a) and (d) of IRCPR, and intends to submit the Plan to the PR Treasury to obtain an updated favorable determination letter as to the Plan’s Puerto Rico tax qualified status under the IRCPR.

Effective January 1, 2005, the Plan was amended and restated in its entirety due to the acquisition of Caribbean Pensions Consultants, Inc. (“CPC”), a U.S. based affiliated company. Effective on said date, Oriental Financial Group Inc. (the “Employer”) became the sponsor of the Plan. In addition, effective January 1, 2005, the Plan is also intended to be a qualified plan pursuant to Sections 401(a) and (k) of the U.S. Internal Revenue Code of 1986 (the “U.S. Code”), as amended.

Effective January 1, 2009, the Plan was amended and restated to, among others, change the name of the Plan from Oriental Bank & Trust CODA Profit Sharing Plan to Oriental Financial Group, Inc. CODA Profit Sharing Plan, include automatic enrollment provisions, and to be in compliance with the provisions of the U.S. Code. On June 18, 2010, the Puerto Rico Treasury Department (the “PR Treasury”) issued a favorable determination letter as to the qualified status of the Plan under Sections 1165(a) and (e) of the PRIRC effective January 1, 2009. On March 11, 2011, the U.S. Internal Revenue Service issued a favorable determination letter as to the qualified status of the Plan under Sections 401(a) and (k) of the U.S. Code.

(b)	Contributions

Each year, participants may contribute an amount not to exceed the maximum deferral amount specified by Puerto Rico tax law ($9,000 for tax years ended December 31, 2010 and 2009, respectively). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the Employer as investment options for participants. The Employer currently matches 80% of the participant’s contributions up to a maximum of $832 per year as discretionary matching contributions. The Employer’s matching contributions are invested directly in the Employer’s common stock. Contributions are subject to certain limitations.

The IRCPR gradually increases the maximum allowable pre-tax contributions as follows:

For tax years:

Ending on or before December 31, 2011	$10,000
Ending on or before December 31, 2012	$12,000
Ending on or before December 31, 2013	$15,000
(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

(e)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(f)	Loans to Participants

The Plan does not allow for loans to participants.

(g)	Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to reduce future contributions to the Plan by the Employer. For the years ended December 31, 2010 and 2009, forfeitures totaling approximately $7,000 and $6,000, respectively, were used to offset employer contributions.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Employer’s contributions.
(2)	Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:
(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for a defined contribution plan attributable to fully benefit-responsive investment contracts, such as the stable value fund, the contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits since it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts. For the stable value fund, the contract value of each participant account approximates the fair value of its share.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(d)	Investments Valuation and Income Recognition

The pooled separate accounts with Transamerica Life Insurance Company (“Transamerica”) are stated at fair value as reported to the plan by Transamerica, based on the quoted market prices of the underlying mutual funds. The unit value of the pooled separate account is calculated by dividing the total value of the assets of the separate account by the number of units in the separate account. For separate accounts that invest exclusively in mutual funds, the total value of the assets of the separate account is based on the net asset value (NAV), or price per share, of the underlying mutual fund. The mutual fund calculates its NAV by dividing the mutual fund’s net assets by the mutual fund’s outstanding number of shares. Those separate accounts investing in mutual funds or equity securities are measured using quoted prices in active markets for identical assets. Those separate accounts directly investing in fixed maturity securities are measured based on the pricing data provided by outside valuation service providers who in turn generally use the mean of bid and ask prices but may also use alternative observable pricing inputs for certain securities. The stable value fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value. Shares of common stock are valued at quoted closing market prices. Money market instruments are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Payments of Benefits

Benefits are recorded when paid.

(f)	Plan Expenses

Under the group annuity contract entered with Transamerica, contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2010 amounted to approximately $23,500.

(g)	Subsequent Events

The Plan has evaluated other events subsequent to the statement of net assets available for benefits date and prior to filing of this Annual Report on Form 11-K for the year ended December 31, 2010 and has adjusted and disclosed those events that have occurred that would require adjustment or disclosure in the financial statements.

(h)	Accounting Standards Adopted During the Year:

Defined Contribution Pension Plans— FASB Accounting Standards Update 2010-25, “Plan Accounting — Defined Contribution Pension Plans (FASB ASC Topic 962) — Reporting Loans to Participants by Defined Contribution Pension Plans”, issued in September 2010, requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid. This update is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The implementation of this guidance did not have an impact in the Plan’s audited financial statements.

Fair Value Measurements and Disclosures — FASB Accounting Standards Update 2010-06, “Fair Value Measurements and Disclosures (FASB ASC Topic 820) — Improving Disclosures about Fair Value Measurements”, issued in January 2010, requires new disclosures and clarifies some existing disclosure requirements about fair value measurements as set forth in FASB ASC Subtopic 820-10. This update amends Subtopic 820-10 and now requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfer. Also, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances and settlements. In addition, this update clarifies existing disclosures as follows: (i) for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and (ii) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This update is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Plan believes that the implementation of this disclosure guidance will not have a material impact in the Plan’s audited financial statements.

(i)	Recent Accounting Developments:

Fair Value Measurements— FASB Accounting Standards Update 2011-04, “Fair Value Measurement (FASB ASC Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, issued in May 2011, changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update is effective for interim and annual reporting periods beginning after December 15, 2011. Early application by public entities is not permitted. The Plan believes that the implementation of this guidance will not have a material impact in the Plan’s audited financial statements.

Other accounting standards that have been issued by FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s statement of net asset available for benefits, and the related statement of changes in net assets available for benefits.
(3)	Investments

The following presents investments as of December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets.

	2010	2009
Nonparticipant-directed investments:
Oriental Financial Group Inc. — common stock; 262,935 and 248,567 shares, respectively	$3,284,061	$2,684,527

Participant-directed investments:
Pooled separate accounts:
Columbia Marsico 21st Century 46,389 and 49,823 units, respectively	665,961	611,567
Janus Overseas Ret Opt 6,730 and 3,783 units, respectively *	466,454	220,920
Loomis Sayles Inv Grade Bond 12,821 and 12,949 units, respectively **	382,251	347,537
Stable value fund:
Transamerica Stable Value 87,700 and 84,058 units, respectively	1,558,616	1,454,264

*	Represents 5% or more of the Plan’s net assets in 2010 only.

**	Represents 5% or more of the Plan’s net assets in 2009 only.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Oriental Financial Group Inc. — common stock	$386,681
Pooled separate accounts	375,285

Total	$761,966

Transamerica offers a stable value fund that the participant may elect to transfer all or part of its funds. The stable value fund is considered to be a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges or expenses, a measurement which approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2010 and 2009 was $1,558,616 and $1,454,264, respectively. This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one-year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, credited on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica Stable Value Option is not a separate account investment choice — it is an investment in Transamerica’s general account. The average yield of the stable value fund based on actual earnings and interest credited to participants yielded 2.73% and 3.16%, respectively for the years ended December 31, 2010 and 2009.

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events, which would limit the plan’s ability to transact at contract value with participants, are probable of occurring.

(4)	Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

Net assets at December 31, 2009, Oriental Financial Group Inc. common stock of 248,567 shares	$2,684,527

Changes in net assets during the year:
Contributions	274,912
Transfers in	1,102,638
Dividends	39,394
Net appreciation	386,681
Benefits paid to participants	(165,527)
Transfers out	(1,038,564)

Net increase in net assets	599,534

Net assets at December 31, 2010, Oriental Financial Group Inc. common stock of 262,935 shares	$3,284,061

(5)	Related-Party Transactions

Certain plan investments are shares of the Employer’s common stock. The Employer is the plan sponsor and, therefore, qualifies as a party-in-interest. At December 31, 2010 and 2009, the Plan held an investment of 262,935 and 248,567 shares of the Employer’s common stock, respectively. The fair value of the common stock at December 31, 2010 and 2009 was $3,284,061 and $2,684,527, respectively.

The Plan has a money market account with the Bank amounting to $4,266 at December 31, 2010 ($3,369 at December 31, 2009), earning interest at 0.01% at December 31, 2010 and 2009. The Bank, who is also the Trustee, is a subsidiary of the plan sponsor and, therefore, qualifies as a party-in-interest.

The recordkeeper of the Plan is CPC, an affiliate of the Employer. Fees charged by CPC for services provided were absorbed by the Employer.

(6)	Income Taxes

The Plan is intended to be exempt from Puerto Rico and U.S. income taxes under the PRIRC, the IRCPR and the U.S. Code. The Plan is required to operate in conformity with the PRIRC, the IRCPR and the U.S. Code to maintain its qualification.

The Plan was amended and restated effective January 1, 2005. The PR Treasury has determined and informed the Employer by a letter dated November 8, 2007 that effective June 1, 2007, the Plan and the related trust were qualified in accordance with the applicable sections of the PRIRC. Effective January 1, 2009, the Plan was amended and restated to, among others, change the name of the Plan from Oriental Bank & Trust CODA Profit Sharing Plan to Oriental Financial Group, Inc. CODA Profit Sharing Plan, include automatic enrollment provisions, and to be in compliance with the provisions of the U.S. Code. On June 18, 2010, the PR Treasury issued a favorable determination letter as to the qualified status of the Plan under Sections 1165(a) and (e) of the PRIRC effective January 1, 2009. On March 11, 2011, the U.S. Internal Revenue Service issued a favorable determination letter as to the qualified status of the Plan under Sections 401(a) and (k) of the US Code. The Employer intends to amend the Plan in compliance with the provisions of Sections 1081.01(a) and (d) of IRCPR, and intends to submit the Plan to the PR Treasury to obtain an updated favorable determination letter as to the Plan’s Puerto Rico tax qualified status under the IRCPR.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and the Puerto Rico Treasury Department. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(7)	Fair Value

As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value:
Level 1 — assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.
Level 2 — observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. Level 2 assets include (i) pooled separate accounts, and (ii) the Stable Value Fund.
Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2010 and 2009 the Plan did not have such assets.
The following is a description of the valuation methodologies used for instruments measured at fair value:

Investment securities

Pooled Separate Accounts: the fair value of the investments in this category has been estimated using the NAV per share, as a practical expedient. The NAV of these accounts is based on the market value of its underlying investments. The NAV is not a public-quoted price in an active market (“Level 2”). There are currently no redemption restrictions on these investments, except in the “Janus Overseas Ret Opt” mutual fund which assesses a 2.00% fee for selling shares that had not been held for a period longer than 90 days.

Stable Value Fund: valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value (“Level 2”).

Shares of the Employer’s common stock: valued at quoted closing market prices (“Level 1”).

Money market instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment securities measured at fair value on a recurring basis for which the Plan has elected the fair value option, are summarized below:

	December 31, 2010
	Fair Value Measurements
	Level 1	Level 2	Level 3
Money market instruments	$87,542	$—	$—
Common stock	3,284,061	—	—
Pooled separate accounts
Hybrid (a)	—	814,273	—
Bond (b)	—	596,623	—
International Equity (c)	—	466,454	—
Equity — Large Cap (d)	—	1,006,825	—
Equity — Mid Cap (e)	—	174,773	—
Equity — Small Cap (f)	—	153,635	—
Stable value fund	—	1,558,616	—

	$3,371,603	$4,771,199	$—

	December 31, 2009
	Fair Value Measurements
	Level 1	Level 2	Level 3
Money market instruments	$88,660	$—	$—
Common stock	2,684,527	—	—
Pooled separate accounts	—		—
Hybrid (a)		584,092
Bond (b)		503,892
International Equity (c)		352,240
Equity — Large Cap (d)		916,806
Equity — Mid Cap (e)		166,661
Equity — Small Cap (f)		110,509
Stable value fund	—	1,454,264	—

	$2,773,187	$4,088,464	$—

(a)	The pooled separate accounts in this category primarily invest in U.S. and non-U.S. stocks, and fixed-income securities which may include bonds, cash equivalents or other money market instruments.

(b)	The pooled separate accounts in this category primarily invest in bonds (at least 80% of total assets), preferred stocks, cash equivalents or other money market instruments.

(c)	The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States.

(d)	The pooled separate accounts in this category primarily invest in equity securities of medium and large capitalization companies, and may invest in securities of non-U.S. issuers.

(e)	The pooled separate accounts in this category primarily invest in domestic equity securities with growth potential, including foreign equity securities and debt securities.

(f)	The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index.
There were no transfers into and out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2010 and 2009.
(8)	Reconciliation with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to Form 5500:

Net assets available for benefits per financial statements	$8,190,102
Amounts allocated to withdrawing participants	(3,985)

Net assets available for benefits per form 5500	$8,186,117

The following is a reconciliation of deductions from net assets attributed to benefits and withdrawals per the financial statements for the year ended December 31, 2010 to Form 5500:

Deductions from net assets attributed to benefits and withdrawals per financial statements	$423,239
Amounts allocated to withdrawing participants	3,985
Amounts allocated to withdrawing participants in previous year	(1,529)

Deductions from net assets attributed to benefits and withdrawals per form 5500	$425,695

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010, but not yet paid as of that date. Total payments of $3,985 were paid on January 15, 2011 pertaining to 2010 distributions.

(9)	Prohibited Transaction — Participants’ Contributions Remittances

In accordance with the U.S. Department of Labor’s Regulation 2510.3102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages for a pension benefit plan such as the Plan. There were unintentional delays in the remittance of participants’ contributions withheld in two occasions during the year ended December 31, 2010. The Employer will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions.

SCHEDULE I
ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year ended December 31, 2010

Total that Constitute Nonexempt Prohibited Transactions
	Participant			Contributions	Total Fully
	Contributions		Contributions	Pending	Corrected Under
	Transferred Late	Contributions	Corrected	Correction in	VFCP and PTE
Year Ended	to Plan*	Not Corrected	Outside VFCP	VFCP	2002-51
December 31, 2009	$3,323	—	3,323	—	—
December 31, 2010	$8,397	—	8,397	—	—

*	It was noted that there were unintentional delays by the employer in submitting 2010 and 2009 employee’s contributions in the amount of $8,397 and $3,323, respectively, to the trustee. The employer has not reimbursed the Plan for the lost interest.
See accompanying report of independent registered public accounting firm.

SCHEDULE II
ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
	(b)	Description of investment,
	Identity of issue,	including maturity date, rate
	borrower, lessor,	of interest, collateral, par,	(d)	(e)
(a)	or similar party	or maturity value	Cost	Current value
	Nonparticipant directed:
*	Oriental Financial Group Inc.	Oriental Financial Group Inc.:
		Common Stock; 262,935 shares	N/A	$3,284,061

	Participant directed:
	Transamerica	Pooled Separate Accounts:
		Columbia Marsico 2lst Century; 46,389 units	**	665,961
		Janus Overseas Ret Opt; 6,730 units	**	466,454
		Loomis Sayles Inv Grade Bond; 12,821 units	**	382,251
		Transamerica AA — Growth; 27,679 units	**	380,551
		Pioneer Cullen Value; 10,034 units	**	203,576
		Transamerica AA — Mod Growth; 12,721 units	**	186,465
		Thornburg Core Growth; 13,177 units	**	174,773
		Transamerica AA — Moderate; 10,234 units	**	156,155
		Transamerica Core Equity; 7,265 units	**	137,288
		SSgA Russell 2000 Value Index; 2,711 units	**	136,449
		Transamerica Partners Hg Yd Bd; 4,064 units	**	113,725
		Loomis Sayles Bond; 1,973 units	**	100,647
		Transamerica AA — Conservative; 5,842 units	**	91,102
		Vanguard Small-Cap Index; 153 units	**	17,186

				3,212,583

		Money Market Instruments:
	Money Market	AIM Short Term Liquid Asset	**	83,276
*	Oriental Bank and Trust	Money Market (0.01% yield)	**	4,266

				87,542

		Stable Value Fund:
*	Transamerica	Transamerica Stable Value; 87,700 units	**	1,558,616

		Total		$8,142,802

*	Party in interest as defined by ERISA.

**	Not applicable as these are participant directed.

N/A	Not available
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
(Name of Plan)

Date: June 29, 2011	/s/ Norberto González

Norberto González
Executive Vice President and
Chief Financial Officer

/s/ José Gabriel Díaz

José Gabriel Díaz
First Senior Vice President and
Executive Trust Officer

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP